

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Via E-mail
Mr. Muhtar Kent
Chief Executive Officer
The Coca Cola Company
1 Coca Cola Plaza
NAT 2512
Atlanta, GA 30313

> **Re: The Coca Cola Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-02217**

Dear Mr. Kent:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management Discussion and Analysis, page 33

Income Taxes, page 70

1. We note your analysis of your effective tax rate stating the various components and the tax rates for each. Please quantify the significant drivers and provide more informative disclosures to explain in greater detail the underlying reasons why your effective tax rate is considerably lower than the statutory tax rate. Please provide investors insight into whether a significant component is onetime event or represents a continuing trend. Please also explain the impact of your foreign effective tax rates in greater detail. We

refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Please provide us with the text of your proposed disclosure to be included in future filings.

Financial Statements

Note 1- Business and summary of significant accounting policies

Principles of Consolidation, page 93

2. We note that beginning January 1, 2010, you deconsolidated certain entities as a result of changes in accounting guidance issued by the FASB on VIE's. We also note your disclosure that although the financial arrangements resulted in you holding a majority of the variable interests in these VIEs, the majority of these arrangements did not empower you to direct the activities of the VIEs that most significantly impact the VIEs' economic performance. Please provide us the qualitative factors that you considered in your assessment which resulted in the deconsolidation of these VIEs.

Note 2- Acquisitions and Divestitures, page 102

3. We note your disclosure that your Norwegian and Swedish bottling operations did not meet the criteria to be classified as discontinued operations primarily due to your continuing significant involvement under the Bottler's Agreement. Please clarify your continuing significant involvement with these entities and discuss how this impacts your accounting for this transaction and future implications.

Note 11- Commitments and Contingencies

Legal Contingencies, page 122

4. We note that you and Aqua-Chem continue to pursue and obtain coverage agreements with those insurance companies that did not settle in the Wisconsin coverage litigation. Please tell us, and confirm you will disclose in future Exchange Act filings, the estimated amount or range of amounts of reasonably possible loss to which you are or may be exposed in the absence of these coverage agreements. If you cannot estimate the amount of loss, please provide a statement to that effect. Refer to FASB ASC 450-20-50-3.

Note 14: Income taxes, page 136

5. We note your table reconciling your income tax rate shows a 12.5% decrease in your income tax expense due to the CCE transaction for the year ended December 31, 2010. You state that $34 million tax benefit related to the remeasurement of your equity investment in CCE and a 37% effective tax rate for charges related to preexisting relationships with CCE. Please further clarify these significant components of the CCE

transaction to fully discuss and quantify the tax benefit. Please explain whether the tax reductions relating to CCE transaction is a onetime event or represents a continuing trend. Please provide us with the text of your proposed disclosure to be included in future filings.

Form 8-K filed February 9, 2011

6. We note your discussion of comparable currency neutral non-GAAP measures throughout your earnings release. Please clarify how you define which items qualify as "comparable".   You state "Items to consider for comparability include primarily charges, gains and accounting changes." Please expand your disclosure to clarify the criteria used to determine whether an item is included in comparable.   Please also clarify how you adjust the measures such that they are "currency neutral."

7. We note your earnings release includes numerous references to non-GAAP financial measures such as "comparable currency neutral revenues, cost of goods sold, gross profit, selling, general and administrative expenses, operating income and EPS" with the same prominence to GAAP measures. We also note that you provided a full income statement reconciling GAAP and non-GAAP financial measures. This gives the impression that the presentation represents a comprehensive basis of accounting other than GAAP. Please explain how your presentation complies with Question 102.10 of the CD&I's on non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at 202-551-3388 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services